Sears Tower, Suite 5800 233 S. Wacker Dr. Chicago, Illinois 60606 Tel: (312) 876-7700 Fax: (312) 993-9767 www.lw.com

FIRM / AFFILIATE OFFICES
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Milan	Silicon Valley
Moscow	Singapore
Munich	Tokyo
New Jersey	Washington, D.C.
December 14, 2006
Song P. Brandon, Esq.
Office of Health Care and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated
Schedule 14A
Filed November 6, 2006
File No. 1-33093
Dear Ms. Brandon:
     Ligand Pharmaceuticals Incorporated (the “Company” or “Ligand”) has filed today via EDGAR, Amendment No. 1 to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have enclosed three courtesy copies of the Proxy Statement for your review.
     The Proxy Statement is being filed in response to your comment letter dated December 1, 2006. For your convenience, the comments of the staff (the “Staff”) of the Securities and Exchange Commission are reproduced below in bold type and are followed by our responses.
General
1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples only and not intended as exhaustive lists. If our comments are applicable to portions of your filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Company has so noted.

2.	In addition, please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the Company through personal interview, telephone, or telegram, and all other soliciting material to Ligand shareholders. See Rules 14a 6(b) and (c) of the Exchange Act of 1934.

Response: The Company has so noted.

December 14, 2006

3.	We note the statements in your document that you incorporate by reference financial statements from your Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended June 30, 2006 on page 51 of your document. It appears you are not S-3 eligible because you were late in filing your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. Therefore, it appears that you should provide financial statements in your proxy statement or mail copies of your filings containing those financial statements simultaneously with the proxy statement. You should also update the financial statements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that any reference to incorporation by reference was inadvertent and has been deleted from the Proxy Statement. See pages 10 and 54 of the Proxy Statement. The Company acknowledges that at the time we filed the Proxy Statement the Company was not S-3 eligible and is not incorporating any SEC filings by reference in its Amendment No. 1 to this Proxy Statement.

The Company does not believe that it is required to provide financial statements in its proxy statement or to mail copies of its filings containing the historical financial statements simultaneously with the proxy statements. In reaching this conclusion, the Company considered the requirements of Item 14(a)(4) of Schedule 14A , which indicates that in transactions in which the consideration offered to securities holders consist wholly of cash, the information required by Item 14(c)(1) need not be provided unless that information is material to an informed investor’s voting decision (e.g., the security holders of the target company are voting and financing is not assured). Additionally, the Company considered the guidance in the SEC Staff Training Manual (2000 ed.) Topic One: Registrant’s financial statements, section I. Financial Statements and Schedules in Registrations and Proxy Materials, subsection D Proxy Materials, which indicates that for actions other than business combinations, financial statements are not required if they would not be material for the exercise of prudent judgment concerning the matter to be acted upon, like authorization or issuance of securities for cash. In the Company’s case, the stockholders are being asked to approve the sale of the AVINZA product line for cash (the “Asset Sale”), the financing for which is assured. Therefore, financial statements of the target are not required since that information is not material to an informed voting decision.

Furthermore, the Company advises the Staff that it believes the Proxy Statement currently contains all financial statements that are material for the Company’s stockholders to make an informed voting decision concerning the two matters to be acted upon at the special meeting. These include: (i) unaudited pro forma condensed consolidated financial statements (see pages 40-53 of the Proxy Statement), which illustrate the effects of (A) the Asset Sale, (B) the redemption of the Company’s 6% convertible subordinated notes (the “6% Notes”), (C) the sale of the Company’s oncology

December 14, 2006

products, and (D) and the sale and leaseback of our corporate headquarters (the “Real Estate Sale”); and (ii) financial statements of the AVINZA product line (see pages 54-78 of the Proxy Statement), which provide the historical financial performance and financial information of the AVINZA product line business. Financial statements of the AVINZA product line are provided based upon the guidance in the Staff Training Manual (2000 ed.), Topic Two: Other Financial Statements Required, Section IV. Other Financial Statements Required, Subsection F: Disposition of a business. The presentation of the unaudited pro forma condensed consolidated financial statements has been revised to more clearly present the effect of the completed transactions prior to showing the effects of the Asset Sale on the Company’s historical consolidated financial statements.

Finally, the Company has updated the financial statements for the AVINZA product line and the unaudited pro forma condensed consolidated financial statements contained in the Proxy Statement to include financial information as of and for the nine months ended September 30, 2006. Please see pages 40-53 and 54-78 of the Proxy Statement.

4.	Supplementally, please furnish us with copies of the schedules to the asset purchase agreement and any “board book” or other similar materials UBS furnished to board members in connection with this transaction. We may have further comments after we review this material.

Response: Counsel for the Company provided copies of the schedules to the asset purchase agreement to the Staff under separate cover by counsel for the Company on December 6, 2006, on a confidential and supplemental basis. The presentation materials prepared by UBS for the Company’s Board of Directors at its September 6, 2006 meeting and summarized under the caption “Opinion of Our Financial Advisor” were provided to the Staff under separate cover by counsel for UBS on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, counsel for UBS requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for UBS also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

5.	Please include the information required by Item 1(c) of Schedule 14A and Exchange Act Rule 14a-5(e).

Response: The Proxy Statement has been revised to include the information regarding stockholder proposals for the Company’s next annual meeting in response to the Staff’s comment above. Please see the section entitled “Deadline for Stockholder Proposals for Next Annual Meeting” on page 95 of the Proxy Statement.

6.	Please update the financial statements and pro forma financial information in the Proxy as required by Rule 3-12 of Regulation S-X.

Response: Pages 40-78 of the Proxy Statement have been revised in response to the Staff’s comment.

December 14, 2006

Summary Term Sheet, page 1
7.	Your summary term sheet and question and answer sections repeat much of the same information. You should either eliminate one of these sections and ensure that all of the information disclosed in each of the sections is stated once, in the remaining section in that section’s format, or keep both formats and eliminate repetition. For example, we note that in the first eight pages of your document, you state at least two or more times the location and time of the special meeting, how the board recommends that stockholders vote, the vote required, whether or not there are dissenters’ rights, etc. While we recognize that you will disclose or allude to information differently in different contexts more than once in the document, unnecessary repetition should be eliminated. Please note, we are not asking that you eliminate or abbreviate the actual information that you disclose, but rather that you revise the document so that the same or nearly similar information is not repeated in both of these sections.

Response: Pages 1-9 of the Proxy Statement have been revised in response to the Staff’s comment. Please note that we have eliminated duplicative references to the location and time of the special meeting, how the board recommends that stockholders vote, the vote required, and whether or not there are dissenters’ rights, in addition to other items that may have been mentioned more than once in the first eight pages of the Proxy Statement.
Other Agreements.... page 3
8.	It appears that none of these agreements or transactions are conditions to closing the asset sale or any of the other proposals upon which stockholders are being asked to vote. If this is true, so state.

Response: Page 4 of the Proxy Statement has been revised in response to the Staff’s comment.
Interests of Ligand’s Directors and Executive Officers in the Asset Sale, page 4
9.	Please expand this subsection to describe your plans to declare a substantial cash dividend if the asset sale is complete and to explain that option holders only and not stockholders stand to benefit financially from the payment of the dividend if the proposal to amend the option plan passes and you in fact amend the options. You should state that option holders will be entitled to a greater portion of the aggregate amount of the dividend paid if the proposal passes and that stockholders will receive smaller dividends for each share they own if the proposal passes. You should also note that your directors and executive officers own options to purchase significant numbers of shares and that if the option plan proposal passes, it will benefit those persons significantly. We note that you may want to combine this disclosure with that on page 9 of the Q&A, pursuant to our prior comment regarding eliminating repetition. We believe clear and direct disclosure concerning this issue is paramount to helping stockholders make a fully informed voting decision and may have further comments upon reviewing your response.

December 14, 2006

Response: As disclosed on pages 7 and 85 of the Proxy Statement, the proposed amendment to the 2002 Stock Incentive Plan does not allow option holders to participate in any dividend. Rather, in the event the proposed amendment is adopted and the Company elects to make a special cash dividend, the proposed amendment would only allow the plan administrator to make adjustments to the “strike price” at which the options can be exercised by existing option holders and/or to the number of shares that option holders can purchase, after the special cash dividend is paid to stockholders, to reflect any decline in the market price of the Company’s common stock as a result of such dividend payment to the Company’s stockholders. No cash or other consideration will be paid to option holders as a result of the proposed adjustment. Also, any benefit that the Company’s option holders would receive from such an amendment would not be calculated until on or after the date the dividend is paid. The Company’s Board of Directors is still evaluating relevant financial data, strategic plans and cash projections in order to determine whether to declare such a dividend and, if so, the amount of the dividend and any corresponding option adjustment. This determination is not expected to be made until after the Asset Sale has closed.
Pages 7 and 85 of the Proxy Statement have been revised in response to the Staff’s comment regarding directors’ and executive officers’ ownership of options.
Regulatory Matters, page 4
10.	Please explain what the HSR Act stands for.
Response: Page 5 of the Proxy Statement has been revised in response to the Staff’s comment.
Questions and Answers, page 6
11.	In the question regarding which proposals stockholders will vote on, the last bullet indicates that they will vote on a proposal to transact other business which properly comes before the meeting. This does not appear to be the case. We note the proxy card and rest of your proxy statement do not appear to contemplate this. Please revise.

Response: The Proxy Statement has been revised in response to the Staff’s comment to delete references to voting for the proposal to transact such other business which properly comes before the meeting. Please see page 8 of the Proxy Statement.

December 14, 2006

Cautionary Statement Concerning Forward-Looking Information, page 10
12.	You state that shareholders should consider the “risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission, or the SEC (which reports should be read in conjunction with this proxy statement).” It does not appear that you can incorporate information in risk factors from any SEC filings except those you furnish to shareholders along with the proxy statement because as we noted above it does not appear you are S-3 eligible. Therefore, you should revise this statement accordingly.

Response: Page 10 of the Proxy Statement has been revised to delete the reference to reports which should be read in conjunction with the Proxy Statement. The Company advises the Staff that any reference to incorporation by reference was inadvertent and has been deleted from the Proxy Statement.
Proposal One: The Asset Sale, page 14
13.	Provide us supplementally with copies of all financial forecasts and projections used by the Ligand’s Board and its financial advisors in the acquisition negotiations that were not filed with the proxy statement or otherwise filed with the Commission. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

Response: The Company advises the Staff that the forecasts and projections used by the Company’s Board of Directors and UBS are included in the presentation materials prepared by UBS for the Company’s Board of Directors, which have been provided supplementally to the Staff by counsel to UBS in response to Comment No. 4. The Company advises the Staff that these forecasts and projections were not provided to any of the bidders, and therefore, believes that they do not need to be disclosed in the Proxy Statement. While other estimates and projections were also reviewed by members of the Company’s Board of Directors, such data were for discussion purposes only, and reflected tentative, preliminary estimates based on a variety of assumptions, at various points in the process. Such data were used for discussion purposes only and were not used by the Board of Directors during their deliberations in approving the final transaction that was ultimately negotiated and is now being submitted to the stockholders. In addition, such prior data were superseded by the forecasts and projections contained in the documents furnished to the Staff, and therefore, the Company believes such prior information need not be disclosed in the Proxy Statement or required to be provided.

14.	Please identify all parties present at each of the meetings described, including board members, executive officers, legal counsel and financial advisors. If any board member was not present at the meeting, please so indicate.

Response: Pages 14-22 of the Proxy Statement have been revised in response to the Staff’s comment.

December 14, 2006

Background of the Asset Sale, page 14
15.	You indicate in the second full paragraph of this section that one of your largest shareholders began urging your board of directors and management to take a number of actions, including the evaluation of strategic options in late September 2005. Please identify this shareholder. Please also clarify what specific strategic options this shareholder asked the board and management to consider.

Response: Page 14 of the Proxy Statement has been revised in response to the Staff’s comment.
16.	You indicate in the third full paragraph that at the October 31st meeting, your board discussed with management and the financial advisor various business and strategic alternatives. Please note that broad generalizations about topics covered during meetings are not sufficient. Instead, your disclosure should provide particular insights and perspectives provided to Ligand’s representatives by the financial advisor. Please revise to identify the specific strategic alternatives and the nature of these discussions.

Response: Page 14 of the Proxy Statement has been revised in response to the Staff’s comment.
17.	In the fifth full paragraph you indicate that your board along with your financial advisor considered the sale of the entire company, the sale or divesture of your separate assets, including your rights in AVINZA, the establishment of a royalty trust, and a combination of a sale of the company as a whole or selected commercial assets with the establishment of a royalty trust. Please explain why the company ruled out these alternatives in favor of selling all of your rights in the AVINZA drug. Please be as detailed as possible in your discussion.

Response: The Company advises the Staff and respectfully submits that the final decision to sell its rights in the AVINZA drug in favor of other alternatives was a function of its strategic review process, the overarching goal of which was to maximize value for its stockholders. As disclosed on pages 14 and 15 of the Proxy Statement, in connection with the Company’s strategic review process the Company requested bids from 38 interested parties each of which was asked to bid upon either the company as a whole or selected commercial assets. As the bids were submitted and the strategic review process progressed, it became clear to the Company that these parties were not interested in purchasing the company as a whole, as evidenced by the lack of bids. In fact, the only bid submitted for the company as a whole was Company A’s initial indication of interest, which Company A revised into a bid to purchase only the Company’s rights in the AVINZA drug, upon its return to the process. In addition, the interest received with respect to the Company’s research and development assets and royalty assets fell short of what the Company’s Board of Directors considered an acceptable value. That said, the Company’s Board of Directors believed that the bids received for the Company’s rights in the AVINZA drug, the oncology products and real estate presented attractive opportunities to optimize value for

December 14, 2006

its stockholders. As a result, the Company actively pursued and eventually consummated three independent transactions, including the sale of its rights to the AVINZA drug and, as disclosed on page 31 of the Proxy Statement, the sale of its oncology products to Eisai Inc. and Eisai Co., Ltd., and the sale and leaseback of its corporate headquarters and two adjacent parcels of land to Slough Estates USA Inc. The Company also respectfully submits that it has not ruled out the establishment of a royalty trust in the future should this option prove more beneficial to its stockholders than managing and holding the existing collaborative research and development programs, pursuant to which the Company is entitled to receive milestone and royalty payments, in its current corporate structure. As such, the Company would respectfully submit that its Board of Directors did not rule out any other alternatives when it made the decision to sell the Company’s rights to the AVINZA, but has continued to seek to maximize value for its stockholders through the many facets of the strategic review process which may still involve one or more of these alternatives.

18.	You provide in the second full paragraph on page 15 the payment obligations you have with Organon USA, Inc. in connection with the termination of the AVINZA co-promotion agreement. On page 2 under the subheading termed “The Asset Sale,” you indicate that King and King R&D pursuant to the asset purchase agreement will assume your existing co-promote termination obligations to make payments to Organon based on net sales of AVINZA. In your disclosure please explain if that royalty payment was part of your January 17, 2006 termination agreement with Organon or another agreement you had with Organon.

Response: Page 15 of the Proxy Statement has been revised in response to the Staff’s comment.

19.	You indicate that on or about February 16, 2006 Ligand’s representatives contacted King and the other interested parties. Please specify how many other parties Ligand’s representatives contacted and the results of these inquiries.

Response: Page 15 of the Proxy Statement has been revised in response to the Staff’s comment.

20.	You indicate that from February 16th to mid-April 2006 your management made presentations to three interested parties, including King. Please indicate whether the other parties where Company A and Company B or some other third parties.

Response: Page 15 of the Proxy Statement has been revised in response to the Staff’s comment.

21.	Please disclose the reasons cited, if any, that Company A and Company B indicated that they would not be submitting a second round of non-binding indications of interest.

Response: Page 15 of the Proxy Statement has been revised in response to the Staff’s comment.

December 14, 2006

22.	You indicate in the last paragraph on page 15 that King’s indication of interest reflected a significant decrease in the purchase price from the price reflected in King’s initial indication of interest as a result of due diligence conducted by King. Please disclose the purchase terms in the initial indication of interest and the subsequent indication of interest letter. Please also describe the particular due diligence finding that caused King to offer a significantly lower purchase price.

Response: Page 16 of the Proxy Statement has been revised in response to the Staff’s comment.

23.	Additionally, in light of King’s significant decrease in purchase price, please explain why the board in its April 28th meeting still determined to continue pursuing a potential transaction with King.

Response: The Company advises the Staff that although its Board of Directors was disappointed with the decrease in purchase price, at the time, King was the sole bidder for the AVINZA (R) assets and the Company’s Board of Directors believed that King’s revised offer, coupled with further negotiations, could still bring significant value to its stockholders.

24.	You indicate that on June 6th King submitted even a lower purchase price than the price offered in an April 24th indication of interest. Please cite the reason that King lowered its purchase price. Also, discuss any other alternatives the board discussed at that meeting.

Response: Page 16 of the Proxy Statement has been revised in response to the Staff’s comment.

25.	Please elaborate on the specific reasons the board determined to suspend negotiations with King at its June 8th meeting. Please also expand your discussion to specify what strategic options the board was considering at that time.

Response: Page 16 of the Proxy Statement has been revised in response to the Staff’s comment.

26.	Please expand the discussion to describe the contingency options that Ligand was considering should it be unable to divest the AVINZA assets prior to the Organon termination date.

Response: Page 17 of the Proxy Statement has been revised in response to the Staff’s comment.

December 14, 2006

27.	You indicate that between early and mid-July 2006, Ligand’s management made presentations to each of Company A and Company B similar to presentations made to other interested parties. Please describe the general contents of the presentation.

Response: Page 17 of the Proxy Statement has been revised in response to the Staff’s comment.

28.	Please indicate what percentage of Ligand’s equity securities that Jason Aryeh held in July 2005. Please also indicate if Ligand’s board, management or financial advisor knew about Mr. Aryeh’s separate discussions with representatives of King regarding the sale of all or individual assets of Ligand. Additionally, to the extent that Ligand’s representatives had any discussions with Mr. Aryeh regarding his separate discussions with King’s representatives, please describe the approximate dates and contents of those discussions. Also, supplementally, tell us whether or not Mr. Aryeh received any consideration or other remuneration for any of the activity described in this section, and disclose that he became a board member in October 2006, state why he came to be a board member and disclose any remuneration or compensation he received upon becoming a board member.

Response: Pages 17, 18 and 22 of the Proxy Statement have been revised in response to the Staff’s comment.

29.	Please disclose the reasons why David E. Robinson offered his resignation following the July 27th meeting.

Response: Page 18 of the Proxy Statement has been revised in response to the Staff’s comment.

30.	You indicate that Mr. Aryeh was authorized to help facilitate a possible transaction with King at the July 31st meeting and that he subsequently entered into a confidentiality agreement with Ligand. Please describe Mr. Aryeh’s interests in facilitating a possible transaction, if any.

Response: The Company advises the Staff that at the time Mr. Aryeh agreed to help facilitate a possible transaction with King, he was the beneficial owner of approximately 2.05% of the Company’s common stock, and as a stockholder of the Company his interests were the same as that of any other stockholder. The Company is not aware of any other interest Mr. Aryeh may have in facilitating a possible transaction.

31.	You indicate that Ligand’s representatives considered at the August 2nd meeting, Company A and Company B’s indications of interest as well as certain publicly available information relating to each of the companies. Please specify what type of publicly available information you considered for each of these companies.

Response: Page 18 of the Proxy Statement has been revised in response to the Staff’s comment.

December 14, 2006

32.	Please describe what about Ligand’s then current inventory levels concerned King. In the subsequent paragraph on page 18 you indicate that meetings from August 7th to August 9th were held to discuss King’s open diligence issues. Please expand your discussion to include what these issues involved. Also, where you describe the provision of the asset purchase agreement regarding this provision, provide more detail regarding the relevant inventory thresholds and adjustments.

Response: Pages 19 and 33 of the Proxy Statement have been revised in response to the Staff’s comment.

33.	You indicate that at the August 10th meeting various potential solutions to address King’s concerns about Ligand, including the proposal that involved a possible contract sales agreement with King, pursuant to which King’s sales force would promote the AVINZA product for a specified of time prior to closing of the sale of the AVINZA asset. Please disclose the general contents of the other potential solutions discussed at the meeting.

Response: Page 19 of the Proxy Statement has been revised in response to the Staff’s comment.

34.	With respect to your discussions of the meetings that occurred between August 15th through August 25th, please also disclose the cash payment that was offered by King during the negotiation process during those times.

Response: Page 20 of the Proxy Statement has been revised in response to the Staff’s comment.

35.	You indicate that Mr. Perry urged King to raise the cash component of its bid on September 4, 2006. Please indicate what the proposed cash offer was at that time prior to Mr. Perry’s urging to King.

Response: Page 21 of the Proxy Statement has been revised in response to the Staff’s comment.

36.	You indicate that the strategic alternatives committee reviewed Company A’s final best offer on September 5, 2006. If Company A’s final best offer was the offer described at the meeting held on August 30, 2006, please revise your disclosure to indicate so. If not, please revise your discussions to provide Company A’s final best offer as discussed at the September 5th meeting.

Response: Page 21 of the Proxy Statement has been revised in response to the Staff’s comment.

December 14, 2006

37.	Please disclose the differences in the two offers the board considered. We note the board considered the different royalty payment structures, etc.

Response: Page 22 of the Proxy Statement has been revised in response to the Staff’s comment.

38.	Please better describe how Ligand’s existing net operating losses on the potential after-tax value to be received by Ligand would be impacted by King and Company A’s respective offers. Please also explain why a transaction with King had the increased assurance of a closing over a transaction with Company A.

Response: Page 23 of the Proxy Statement has been revised in response to the Staff’s comment.
Reasons for the Asset Sale, page 21
39.	You indicate that the solicitation and bid process undertaken by Ligand was a material factor considered by the board in evaluating the asset sale to King. Please elaborate what specifically about the solicitation and bid process you are referring to.

Response: Page 23 of the Proxy Statement has been revised in response to the Staff’s comment.

40.	In the fifth bullet, you mention the various projections and other assumptions regarding AVINZA. Supplementally, please furnish us with the materials the board considered which contained or were based, in whole or in part, upon these projections.

Response: The Company advises the Staff that the requested projections and other assumptions regarding AVINZA are included in the presentation materials prepared by UBS for the Company’s Board of Directors, which have been provided supplementally to the Staff in response to Comment No. 4.

December 14, 2006

Opinion of Our Financial Advisor, page 23
41.	Please disclose in the second full paragraph on page 23 that all material information in UBS’s written opinion are disclosed in the discussion.

Response: Page 25 of the Proxy Statement has been revised in response to the Staff’s comment.

42.	Please revise to disclose that UBS has consented to the use of its fairness opinion.

Response: The Company advises the Staff that UBS’ opinion does not contain language precluding the inclusion of its opinion in the proxy statement. It is the Company’s understanding, based on other transactions reviewed by the Staff, that the proposed disclosure generally is requested by the Staff only when such limiting language appears in a financial advisor’s opinion. In light of the foregoing and consistent with the Staff’s position articulated in the past in similar transactions and the line item requirements of the proxy rules, the Company respectfully submits that such disclosure is not necessary or required for purposes of the Proxy Statement.
Selected Companies Analysis, page 25
Selected Transactions Analysis, page 26
43.	Please disclose the criteria the firms used to determine the six companies they analyzed in these analyses. If there were companies/transactions that met the criteria but were excluded from the analyses, please disclose this information and explain why they were not included in the analyses.

Response: The disclosure appearing on pages 27 and 28 of the Proxy Statement has been revised to summarize the material criteria used by UBS to determine the selected companies and transactions in the selected companies analysis and selected transactions analysis performed by UBS. With respect to the portion of the Staff’s comment as to whether any companies or transactions meeting the selection criteria were excluded from UBS’ analyses, the Company advises the Staff that UBS did not exclude from its selected companies and selected transactions analyses companies or transactions that UBS identified as meeting the selection criteria. However, as disclosed on pages 27 and 28 of the Proxy Statement, no company or transaction used in UBS’ financial analyses as a comparison is identical or directly comparable to the AVINZA assets or the proposed transaction and that such analyses involve judgment. In light of the foregoing and in response to the Staff’s comment, the Proxy Statement has been revised to disclose that UBS’ selected companies analysis and selected transactions analysis may not necessarily utilize all companies or transactions that could be deemed comparable to the AVINZA assets or the proposed transaction.

44.	Please provide the enterprise value and transaction value for each of the companies and transactions you have in the sections entitled “Selected Companies Analysis” and “Selected Transactions Analysis.” Also, disclose the multiples for each of the respective comparable companies and selected transactions considered.

December 14, 2006

Response: The Company advises the Staff that for purposes of its selected companies analysis and selected transactions analysis, UBS focused on a comparison of high, mean, median and low trading or purchase price multiples of the selected companies or transactions with the multiples implied for the AVINZA assets based on the aggregate consideration to be paid in the proposed transaction. The Company, therefore, believes that the disclosure as currently reflected in the Proxy Statement describes the material results of UBS’ analyses and that inclusion of trading or purchase price multiples of each of the selected companies and transactions would inappropriately shift the focus of the disclosure from the manner in which evaluated by UBS and the Company’s board. In addition, given that UBS’ selected companies and selected transactions analyses focused on a multiple to multiple comparison, the inclusion of enterprise or transaction values would not provide any meaningful comparative assessment. Accordingly, no revisions have been made to the disclosure in this regard.

45.	Additionally, to the extent UBS made assumptions in evaluating the selected companies analysis and selected transactions analysis, please disclose those assumptions.

Response: The Company advises the Staff that the disclosure appearing on pages 27 and 28 of the Proxy Statement describes the material assumptions underlying the selected companies analysis and selected transactions analysis performed by UBS. Accordingly, no revisions have been made to the disclosure in this regard.
Discounted Cash Flow Analysis, page 26
46.	Please disclose any adjustments made by UBS to the projections given by Ligand’s management as to the potential future performance of the AVINZA business line.

Response: The Company advises the Staff that UBS did not make any adjustments to the financial projections provided to UBS by Ligand’s management relating to the AVINZA assets. Accordingly, no revisions have been made to the disclosure in this regard.

47.	Please indicate how UBS determined to use the discount rates ranging from 11.5% to 15.5%.

Response: Page 28 of the Proxy Statement has been revised in response to the Staff’s comment.

48.	Please disclose the assumed discount rate for terminal value and assumed perpetual growth rate.

Response: The Company advises the Staff that management provided UBS with extended financial forecasts for the AVINZA assets through fiscal year 2020 which reflect a significant drop in unlevered free cash flows beginning in fiscal year 2018 due to generic drug competition. In light of the foregoing, the discounted cash flow analysis performed by UBS was based solely on the estimated present value of the cash flows that the AVINZA assets could generate over the projected

December 14, 2006

period through fiscal year 2020 and estimated terminal values based on perpetuity growth rates were not derived. Accordingly, no revisions have been made to the disclosure in this regard.
Miscellaneous, page 27
49.	You indicate that UBS is entitled to approximately $4.5 million, a portion of which was payable in connection with delivery of UBS’ opinion and a significant portion of which is contingent upon completion of the transaction. Here and in the Summary, disclose specifically what portions of UBS’ fee have been or will be paid in connection with its transaction advice.

Response: Pages 3 and 28 of the Proxy Statement have been revised in response to the Staff’s comment.
Proceeds from the Asset Sale, page 27
50.	When does the board expect to determine if and when to declare the special dividend from the proceeds of the asset sale and approximately how much of the proceeds would be distributed, if any? Please also state the reasons the board is considering making this special dividend to all shareholders when it appears the company may need such funds in light of your stated proposed business goals for the future, which would include acquisitions of other new businesses.

Response: Although the Company’s Board of Directors is evaluating a distribution of a substantial portion of the net cash proceeds from the Asset Sale to its stockholders in the form of a special cash dividend, its Board of Directors has not made any determinations with respect to the amount or timing of any such dividend.

Encompassed in the goals of the strategic review process the Company’s Board of Directors sought to both maximize value for its stockholders as well as provide them with a vehicle to realize such value. As such and based upon preliminary discussions the Board of Directors has had with management regarding the remaining liabilities and operational needs of the newly structured company, the Board of Directors is considering a dividend of a significant portion of the net cash proceeds from the Asset Sale, which they do not believe will conflict with the goals of the newly structured company. That said, significant work regarding the structure and operational necessities of the newly structured company (including whether the Company intends to acquire other new businesses) must still be performed, in addition to the analyses necessary to insure that any such dividend is made out of a surplus of net assets as required under Delaware law, before the Company will be in a position to determine the amount or timing of such a special dividend, if any.

Pages 3 and 29 of the Proxy Statement have been revised in response to the Staff’s comment to clarify that because the Company’s Board of Directors has not completed the necessary analyses in order to make a determination under Delaware law as to the size and

December 14, 2006

timing of any special dividend, the Company cannot guarantee that it will make any special dividend from the proceeds of the Asset Sale and that the Company’s stockholders should not vote in favor of the Asset Sale based upon the assumption that they will receive a special dividend out of the net cash proceeds of the Asset Sale.

51.	You indicate that the amount of the cash dividend to your stockholders, if any, will be determined by your board after weighing the company’s remaining liabilities and operational needs. Please indicate what liabilities you expect to have remaining and approximately how much you anticipate needing for the next 12 months.

Response: The Company is not in a position to provide the Staff with a definitive list of liabilities the Company expects to remain or how much it anticipates needing at this time. Consequently, any listing of remaining liabilities or operational needs would be speculative. The disclosure on pages 29 and 30 of the Proxy Statement concerning operating costs associated with the operation of the research and development business and its indemnification obligations under the asset purchase agreement constitutes what is known at this time.
Effects of the Asset Sale, page 27
52.	Please indicate more specifically what business will remain after the asset sale is complete. While you state that the company plans to engage in research and collect royalties going forward, disclose briefly what businesses and immediate sources of revenue will exist immediately after the sale.

Response: Page 29 of the Proxy Statement has been revised in response to the Staff’s comment.
53.	Additionally, you indicate that as part of your business plan, you may consider the acquisition of new businesses, among other things. Please indicate how you plan to have the funds to further such business goals. If you intend to issue equity to fund your future business goals, please also include a discussion relating to the dilutional impact such actions will have on your shareholders.

Response: The Company advises the Staff that although its Board of Directors has not at this time considered the acquisition of new businesses, it may in the future depending on the facts and circumstances at that time. In the event the Company were to pursue an acquisition it would not expect to issue equity to fund such future endeavors. In such an event the Company would expect that any such funding would be derived from proceeds of the royalty owed to the Company under the asset purchase agreement, from cash reserved out of the net cash proceeds of the Asset Sale and other forms of debt financing.

December 14, 2006

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38
54.	Since it appears that you are reissuing the historical financial statements included in your Annual Report filed on Form 10-K for the year ended December 31, 2005, please restate any reissued financial statements to present the Oncology product line as discontinued operations for all periods presented.

Response: The Company refers the Staff to our response to Comment No. 3 above. In light of the response to Comment No. 3 and the Company’s position that financial statements are not material to an informed voting decision, financial statements do not need to be incorporated by reference or provided in the Proxy Statement nor do copies of its filings containing those financial statements need to be mailed simultaneously with the Proxy Statement. Therefore, we respectfully submit that the reissuing of financial statements is not required to present the Oncology product line as discontinued operations for all periods presented. Accordingly, no revisions have been made to the disclosure in this regard.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, 46
55.	Pro forma adjustments related to the pro forma condensed income statement and balance sheet shall include adjustments which give effect to events that are factually supportable in accordance to Article 11-02(b)(6) and should not be based on judgmental estimates.

Response: Where applicable and as summarized in the following responses to Comments Nos. 56-62, the Company has revised the pro forma adjustments and/or the disclosure related to such adjustments in response to the Staff’s comment. The Company believes that all pro forma adjustments are factually supportable in accordance with Article 11-02(b)(6).

56.	Please refer to Note C. Please revise your disclosure to clarify whether King is required to reimburse Ligand for its obligation to Organon. Based on your current disclosure, there appears to be some doubt as to whether this amount is factually supportable.

Response: The disclosure in Note C on page 49 of the Proxy Statement has been revised in response to the Staff’s comment above.

57.	Please expand Notes F and G to disclose how you determined the amounts for accrued liabilities and estimated product returns retained by Ligand to clarify why the amounts are factually supportable. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, Notes F and G have been revised to disclose how the amounts for accrued liabilities and estimated product returns retained by Ligand were determined. Please see page 50 of the Proxy Statement. Specifically,

December 14, 2006

the pro forma adjustments for royalties which will become due upon recording the AVINZA and Oncology transactions are based on actual shipments as of September 30, 2006 and contracted royalty rates. The pro forma adjustments to accrue liabilities for rebates, chargebacks and returns are based on inventories in the distribution channel and the Company’s historical rebate, chargeback and return percentages as tracked in the Company’s existing revenue and accrual models. The Company believes that these pro forma adjustments are factually supportable and were appropriately included in the pro forma presentation to reflect the impact of the transactions.

58.	Please expand Note I to clarify the basis for your assumption that the subordinated notes will be fully redeemed.

Response: All 6% Notes outstanding, as of September 30, 2006, were converted into shares of common stock by November 29, 2006 in connection with the redemption of the 6% Notes, described in Note I on page 50 of the Proxy Statement. The Company has revised the disclosure in Note I on page 50 of the Proxy Statement to reflect the actual conversion.

59.	Based on your disclosure in Note K, it appears that your estimate of the utilization of net operating loss carryforwards and tax credits is not factually supportable. Please revise to compute the tax effects of pro forma adjustments based on the statutory rate. This comment also applies to your computation of the estimated tax on the gains disclosed in Note L. Please refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

Response: The pro forma tax adjustments for the pro forma condensed income statements and balance sheet have been revised to compute the taxes based on the Company’s combined effective statutory tax rate. Notes K and L have been revised on pages 51 and 52 of the Proxy Statement, accordingly.

60.	Please expand Note L to clarify the basis for the amounts used to calculate the estimated gains on each transaction. For example, it is not clear how the adjusted cash consideration for the AVINZA transaction reconcile to the amounts disclosed in Note A or how the amounts of “other assets and liabilities removed and created upon disposal” were determined.

Response: Notes C and L have been revised in response to the Staff’s comment. Please see pages 49, 51 and 52 of the Proxy Statement. This disclosure includes the following to clarify the basis for the amounts used to calculate the estimated gains on each transaction:
•	added subtotals in Note C to reconcile the adjusted cash consideration to the presentation in Note L;

•	added tick mark references in the lines of “Total assets transferred” and “Total liabilities assumed”; and

December 14, 2006

•	expanded the components of the “Other assets and liabilities removed and created upon disposal” in the presentation of Note L.
61.	Please revise Note M to clarify that the pro forma adjustments to remove the results of operations of AVINZA does not include certain corporate expenses incurred by Ligand on behalf of AVINZA.

Response: The disclosure in Note M on pages 52 and 53 of the Proxy Statement have been revised in response to the Staff’s comment above.

62.	Please refer to pro forma adjustment O. It appears that the elimination of interest expense and the related amortization of deferred debt costs attributable to the 6% convertible subordinated notes should be presented in the “Other Adjustments” column. Please revise or disclose and explain to us why the amounts are not included in the financial statements of the AVINZA product line.

Response: The disclosure in Note O on page 53 of the Proxy Statement has been revised to reflect the actual conversion of the 6% Notes to shares of common stock in November 2006, and have presented the conversion in the “Other Adjustments” column. The Company advises the Staff that, although the 6% Notes were required to be redeemed or converted as a condition of the Asset Sale, the 6% Notes were not directly attributable to the historical AVINZA business. Therefore, the principal balance of the 6% Notes, associated accrued interest, debt issuance cost, the interest expense and related amortization of debt issuance costs for the 6% Notes have not been allocated to the historical carve out financial statements of the AVINZA Product Line.
Proposal Two: Amendment to 2002 Stock Incentive Plan, page 76
63.	In an appropriate section under this proposal two, please indicate approximately how much the Board currently anticipates paying to shareholders in the form of a cash dividend from the proceeds of the AVINZA sale and the approximate timing of the dividend. Additionally, please clarify, if true, that such cash dividends will be distributed pro rata to all shareholders.

Response: Pages 3 and 29 of the Proxy Statement have been revised in response to the Staff’s comments to clarify that any such cash dividend will be distributed pro rata to all shareholders. The Company advises the Staff that its Board of Directors has not determined how much of the proceeds from the asset sale, if any, it intends to distribute to its stockholders in the form of a special cash dividend. The Company respectfully acknowledges that it has stated publicly, as disclosed on page 29 of the Proxy Statement and in a press release dated September 7, 2006, filed as Exhibit 99.1 to its Current Report on Form 8-K, filed with the SEC on September 8, 2006, that its Board of Directors is evaluating a distribution of a substantial portion of the net cash proceeds from the Asset Sale to its stockholders in the form of a special dividend. That said, significant work regarding the structure and operational necessities of the newly structured company must still be performed, in addition to the analyses necessary to insure that any such special cash dividend is made out of a surplus of net assets as required under Delaware Law, before the Company will be in a position to determine the amount or timing of such a special cash dividend, if any. Therefore, the Company is unable to provide an estimate of the amount or timing of any such special cash dividend, if any, at this time.

December 14, 2006

In addition, pages 3 and 29 of the Proxy Statement have been revised in response to the Staff’s comment to clarify that because the Company’s Board of Directors has not completed the necessary analyses under Delaware law in order to make a determination as to the size or timing of any special cash dividend, the Company cannot guarantee that it will make any special cash dividend from the proceeds of the Asset Sale and that the Company’s stockholders should not vote in favor of the Asset Sale based upon the assumption that they will receive a special cash dividend out of the net cash proceeds of the Asset Sale.

64.	Please revise your disclosure to indicate when the adjustments, if ever, to the 2002 Stock Incentive Plan will occur if the cash dividend is paid to shareholders.

Response: Pages 7 and 79 of the Proxy Statement have been revised in response to the Staff’s comment above, to indicate that any such adjustment to the option price or shares subject to the option would occur after any special cash dividend is distributed to stockholders.

65.	You indicate that the adjustments to the 2002 Stock Incentive Plan will take the form of either an adjustment to each outstanding option’s strike price and/or the number of shares granted under such option to equitably reflect the amount of cash distributed to stockholders as a cash dividend. Please indicate how the board will decide in what form to make the adjustments. Also, explain how these adjustments will work mechanically and what effect they will have on the amount of the dividend to be received by stockholders. You may want to provide specific hypothetical examples explaining the difference between how much stockholders would receive if a dividend is declared and (1) this proposal passes and options are adjusted; and (2) this proposal fails and options are not adjusted. You should also disclose and quantify to the extent possible in the examples the respective and aggregate benefits each of your executive officers and directors will realize if this proposal passes and you make the adjustments.

Response: If the proposal to amend the 2002 Stock Incentive Plan passes, and the Company’s Board of Directors, or the applicable plan administrator, determines to make an adjustment after a cash dividend has been paid to stockholders, for tax purposes, such adjustment must be made in a manner that does not give an option holder any additional value, but maintains as closely as possible the spread between the exercise price of the option immediately prior to the distribution of the special cash dividend and after such dividend. Any such adjustment is subject to two tests:

(1)	In all cases, the ratio of the exercise price to the market value of the stock after the adjustment cannot exceed the ratio of the exercise price to the market value of the stock prior to the adjustment (the “Ratio Test”); and

December 14, 2006

(2)	The excess of the aggregate market value of the shares over the aggregate exercise price after the adjustment cannot be greater than the excess of the market value of the shares over the aggregate exercise price prior to the adjustment (the “Spread Test”).

By way of example: Stockholder X holds two options to purchase 1,000 shares at exercise prices of $12.00 and $8.50. The market price of the Company’s common stock before any dividend is $10 and after any dividend becomes $6. Accordingly, before the dividend, Stockholder X’s $12 options are $2 out of the money (or $2,000 in the aggregate) and her $8.50 options are $1.50 in the money (or $1,500 in the aggregate).

Adjustment of Exercise Price Only: The exercise price of the option is reduced to reflect the dividend. Applying this reduction, Stockholder X would normally end up with two options to purchase 1,000 shares at exercise prices of $8 and $4.50. However, the Ratio Test will not be met because the ratio of the exercise price of out-of-the-money option after adjustment would exceed the ratio of the exercise price of the option before the adjustment (12/10 = 1.2, 8/6 = 1.3). Accordingly, the exercise price of the $12 options would need to be further adjusted to meet the Ratio Test to be $7.20 (6 x 1.2). This adjustment also satisfies the Spread Test, since there is no excess of the fair market value over the exercise price. Accordingly, after adjustment, Stockholder X would have two options to purchase 1,000 shares—one with an exercise price of $7.80 and the other with an exercise price of $4.50.

Adjustment of Both Exercise Price and Shares: The ratio of the stock price before the dividend to the stock price after the dividend is 10:6. The number of shares subject to the option is multiplied by 10:6 and the exercise price is divided by 10:6. Accordingly, Stockholder X will have two options to purchase 1,666 shares at an exercise price equal to $7.20 and $5.10. The Ratio Test is met as the ratios of the exercise price to the market value of the stock before and after adjustment are the same. The Spread Test is also met, as due to rounding, the in-the-money option is $.90 per share in the money or an aggregate of $1,499.40, which is less than $1,500 pre-adjustment spread.

Per the above example, the adjustment will change only the option price and/or shares subject to the option for any option holder, and will not have any effect on the dividends paid to stockholders, nor will it put the option holder in a better position to take advantage of the special cash dividend to be paid to stockholders, since any adjustment will not occur until after the dividend is paid.

The Company advises the Staff that any adjustments that may be made to the options held by directors and officers will depend on the amount of any cash dividend, and the cash dividend’s effect on the Company’s market price. The Company cannot determine the effect of a price and/or share adjustment upon the options held by directors and executive officers until a cash dividend determination has been made, and its effect on the market price is known.

December 14, 2006

66.	Please add a subsection which discloses all of the benefits directors, executive officers and other persons will and could receive if this proposal passes. See Item 5 of Schedule 14A.

Response: The Company respectfully submits that the proposed amendment to the 2002 Stock Incentive Plan and any adjustment to the option price or shares subject to the option made pursuant to a cash dividend will not benefit the directors, executive officers, or any other person. As described above in response to Comment No. 65, the purpose of the adjustment is to prevent dilution and maintain the spread or potential benefits of options already granted to such persons that may result from a decrease in the market price after a cash dividend distribution. Any adjustments that may be made to the options held by directors and officers will depend on the amount of any cash dividend, and the cash dividend’s effect on the Company’s market price. The Company cannot determine the effect of a price and/or share adjustment upon the options held by our directors and executive officers until a cash dividend determination has been made, and its effect on the market price is known. In addition, directors and executive officers will be treated equally with all other option holders under any such adjustment.

67.	You also indicate that you have 574,974 shares that are available for future issuance. Please indicate if you plan on amending your stock incentive plan to increase the number of shares that may be granted pursuant to it. If so, when do you expect to do so and will you be obtaining shareholder approval for such an amendment? Also, state whether or not you plan on issuing additional stock options to executive officers or directors before any dividends are issued.

Response: The Company does not intend to amend the 2002 Stock Incentive Plan to increase the number of shares that may be granted pursuant to the plan other than in the ordinary course of business. Additionally, the Company does not intend to issue additional stock options to existing executive officers or directors before any dividends are issued unless its publicly disclosed CEO search is successful. Additionally, the Company may issue director fee option grants under the terms of the 2002 Stock Incentive Plan or if there is a need to fill a vacancy on the Board of Directors or hire a new executive officer. In these cases the Company would routinely issue stock options to new hires, and new board members would automatically receive grants under the 2002 Stock Incentive Plan.

Pages 79 and 86 of the Proxy Statement have been revised in response to the Staff’s comment above.
Valuation, page 77
68.	We note your disclosure on page 77 referring to the Nasdaq National Market. Please change this reference to the Nasdaq Global Market.

Response: Page 80 of the Proxy Statement has been revised in response to the Staff’s comment.

December 14, 2006

Vesting Acceleration, page 77
69.	Please state whether or not closing the asset sale is expected trigger the acceleration provisions mentioned here or otherwise accelerate vesting. If it does, we would expect to see disclosure regarding the explanation and quantification of this benefit to each of your executive officers and directors in the subsection regarding interests of executives, directors and others. Likewise, you should make similar disclosure on page 87 and the interests of certain persons section regarding change of control provisions in employment agreements and similar arrangements.

Response: The closing of the Asset Sale is not expected to trigger the acceleration provisions of the 2002 Stock Incentive Plan or otherwise accelerate vesting. Page 83 of the Proxy Statement has been revised in response to the Staff’s comment. Additionally, pages 85 and 91 of the Proxy Statement have been revised to add disclosure regarding interests of certain persons in response to the Staff’s comment.
            At the Staff’s request, this letter constitutes an acknowledgment on behalf of the Company that:
•	The Company is responsible for the accuracy and adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statements reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
            With respect to the Company’s responses to the foregoing comments, the revisions to the Proxy Statement should not be deemed to constitute a admission that any of the information included in the Proxy Statement in response to such comments is material.
            If you have any questions regarding the foregoing responses or the enclosed Proxy Statement or need additional information, please do not hesitate to contact me at (312) 876-6545, or Scott Wolfe at (858) 523-5405.

Sincerely,

/s/ Zachary A. Judd
Zachary A. Judd
of LATHAM & WATKINS LLP

Enclosures

cc:	Warner Broaddus Scott Wolfe